FOIA CONFIDENTIAL TREATMENT REQUEST
BY HAMPTON ROADS BANKSHARES, INC.

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN HAVE BEEN OMITTED FROM THE VERSION FILED VIA EDGAR AND ARE THE SUBJECT OF A CONFIDENTIAL TREATMENT REQUEST PURSUANT TO SECURITIES AND EXCHANGE COMMISSION RULE 83. INFORMATION THAT WAS OMITTED IN THE EDGAR VERSION HAS BEEN NOTED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***]”.

June 13, 2013

VIA EDGAR SUBMISSION
AND HAND DELIVERY

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn:   Michael R. Clampitt, Marc Thomas,
John Nolan and Jessica Livingston

RE:	Hampton Roads Bankshares, Inc.
Registration Statement on Form S-3
Filed April 12, 2013
File No. 333-187890
Form 10-K for the period ended December 31, 2012
Form 10-Q for the period ended March 31, 2013
File No. 001-32968

Dear Mr. Clampitt, Mr. Thomas, Mr. Nolan and Ms. Livingston:

Hampton Roads Bankshares, Inc. (the “Company,” “we,” “our” or “us”) has received Mr. Clampitt’s letter dated June 6, 2013 containing additional comments to the Company’s above-referenced Registration Statement on Form S-3 (the “Registration Statement”).  This letter on behalf of the Company responds to each of the comments set forth in the letter. For convenience of reference, we have set forth your comments in bold below, with the Company’s response following each comment.

Please note that we are requesting confidential treatment for portions of this letter under Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83. The designated contact for this request (“Contact Person”) is the Company’s Interim Chief Financial Officer, Thomas B. Dix, III, 641 Lynnhaven Parkway, Virginia Beach, Virginia 23452 at (757) 217-3629, (757) 431-3708 (fax). We have filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request. For the staff’s reference, we have enclosed a copy of our letter to the Office of Freedom of Information and Privacy Act Operations, as well as a copy of this correspondence,

CONFIDENTIAL TREATMENT REQUESTED BY
HAMPTON ROADS BANKSHARES, INC. PURSUANT TO 17 CFR 200.83

marked to show the portions redacted from the version filed via EDGAR and for which we are requesting confidential treatment.

Form S-3

Incorporation By Reference, page 3

1. Revise to update for the Form 10-Q filed on May 14, 2013 as well as the Form 8-K filed on April 17, 2013. Also, update this section through the date that acceleration is requested.

As requested, once the remaining comments have been resolved, we will file an amendment to the Registration Statement updating the incorporation by reference section through the date that acceleration is requested, including adding the Form 10-Q filed on May 14, 2013 and the Form 8-K filed on April 17, 2013.

Form 10-K Filed for the Period Ended December 31, 2012

Notes to Consolidated Financial Statements

Note (19) Fair Value Measurements, page 70

2. We note your response to prior comment twelve, in our letter dated May 7, 2013. Please address the following:

•	Tell us the dollar amount of the collateral dependent impaired loans at both December 31, 2012 and at March 31, 2013.

[***]

•	Tell us the appraisal discount rates utilized in the matrix for each of the quarters of fiscal 2012 as well as for the quarter ended March 31, 2013.

[***]

•	Tell us whether the discount percentages utilized in the matrix are different for collateral and non-collateral dependent loans.

[***]

Form 10-Q filed for the Period Ended March 31, 2013

Notes to Consolidated Financial Statements

Recent Accounting Pronouncements

CONFIDENTIAL TREATMENT REQUESTED BY
HAMPTON ROADS BANKSHARES, INC. PURSUANT TO 17 CFR 200.83

3. We note that ASU 2013-02 is effective for fiscal years beginning after December 15, 2012 and not December 15, 2013 as has been disclosed. Please confirm and disclose that all required disclosures have been reflected within the Form 10-Q filed for the period ended March 31, 2013.

The Company acknowledges the Staff’s comment regarding the effective date of ASU 2013-02, Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income as being applied prospectively for reporting periods beginning after December 15, 2012.  Amounts included in the Company’s balance of Accumulated Other Comprehensive Income (AOCI) at December 31, 2012 and March 31, 2013 are solely related to unrealized net gains for available-for-sale investment securities. For the quarter ended March 31, 2013, the decrease in the reported amount of AOCI was solely attributable to changes in the fair values of these available-for-sale investment securities, and since there were no sales of investment securities during the quarter ended March 31, 2013, no amounts were reclassified out of AOCI during the period.  Prospectively, as amounts are reclassified out of AOCI, the Company will parenthetically, by component, present information about the effects of amounts reclassified out of AOCI on the face of the statement where net income is presented in accordance with ASU 2013-02.

*           *           *           *           *           *           *

As requested, the Company acknowledges that:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning the foregoing responses, please do not hesitate to contact me at (757) 217-3634 or our outside counsel, William A. Old, Jr., at (757) 629-0613.

           Thank you for your assistance in this matter.

Sincerely,

/s/ Douglas J. Glenn

Douglas J. Glenn
President and Chief Executive Officer

cc:	Thomas B. Dix, III
William A. Old, Jr.